Filed Pursuant to Rule 433
Registration No. 333-222676

Term Sheet

May 20, 2020

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	1.350% Medium-Term Notes, Series B due August 25, 2023
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (under review)
S&P Global Ratings: A+ (negative outlook)
Fitch Ratings: A+ (negative outlook)
CUSIP/ISIN:	89236THA6 / US89236THA60
Pricing Date:	May 20, 2020
Settlement Date:

May 26, 2020 (T+3)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the third U.S. business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	August 25, 2023
Principal Amount:	$1,000,000,000
Benchmark Treasury:	UST 0.125% due May 15, 2023
Treasury Yield:	0.212%
Spread to Treasury:	+115 basis points
Price to Public:	99.963%
Underwriting Discount:	0.225%
Net Proceeds to Issuer:	99.738% / $997,380,000
Coupon:	1.350% per annum
Yield:	1.362%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each February 25 and August 25, beginning on August 25, 2020 and ending on the maturity date (short first coupon)
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Calculation Agent: Optional Make-Whole Redemption:	Deutsche Bank Trust Company Americas T + 20 basis points
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Lloyds Securities Inc. Santander Investment Securities Inc. SMBC Nikko Securities America, Inc.
Co-Managers:	ICBC Standard Bank Plc ING Financial Markets LLC Loop Capital Markets LLC Mischler Financial Group, Inc. Scotia Capital (USA) Inc. Siebert Williams Shank & Co., LLC

DTC Number:	#274
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $1,250,000,000 aggregate principal amount of 1.150% Medium-Term Notes, Series B due May 26, 2022 and (ii) $750,000,000 aggregate principal amount of additional 1.800% Medium-Term Notes, Series B due February 13, 2025 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the preliminary pricing supplement dated May 20, 2020 (the “preliminary pricing supplement”), the related prospectus supplement dated January 25, 2018 and the related prospectus dated January 24, 2018; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the preliminary pricing supplement or the related prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, the related prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Lloyds Securities Inc. collect at 1-212-930-5000, Santander Investment Securities Inc. toll-free at 1-855-403-3636 and SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

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